EXHIBIT 99.9
CONSENT OF EXPERT
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case, where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2022, and (ii) the Registration Statement on Form S-8 (File No. 333-257489), in each case, of Centerra Gold Inc.

/s/ Jean-Francois St-Onge
By: Jean-Francois St-Onge
Senior Director, Technical Services
Centerra Gold Inc.

Dated: March 30, 2023